                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549


                                   FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                        SECURITIES EXCHANGE ACT OF 1934



(Mark One)

[X]   Annual report pursuant to Section 15(d) of the Securities Exchange Act of
      1934

      For the fiscal year ended  DECEMBER 31, 1997
                                 -----------------


                                       Or


[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

      For the transition period from _______________ to ________________


                         Commission file number 1-8483
                                                ------


   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                 MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN

   B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

 Unocal Corporation, 2141 Rosecrans Avenue, Suite 4000, El Segundo, California
                                     90245

                        INDEX TO FINANCIAL STATEMENTS OF
                 MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN


    The following financial statements reflect the status of the Molycorp, Inc. 401(k) Retirement Savings Plan as of December 31, 1997 and 1996, and the results of its transactions for each of the years then ended.

                                                                                                   Page Number
                                                                                                   -----------
Statements included herein:

Report of Independent Accountants                                                                      2

Statements of Net Assets Available for Benefits with Fund Information                                  3

Statements of Changes in Net Assets Available for Benefits with Fund Information                       4

Notes to Financial Statements                                                                        5-8

Item 27(a) - Schedule of Assets Held for Investment Purposes                                          10

Item 27(d) - Schedule of Reportable Transactions                                                      11

Exhibit Index                                                                                         12

    Schedules I, II and III are omitted because the subject matter did not exist or the required information is given in the financial statements or notes to financial statements.

                       REPORT OF INDEPENDENT ACCOUNTANTS




The Administrative Committee of the Molycorp, Inc. 401(k) Retirement Savings
Plan:


    We have audited the accompanying statements of net assets available for benefits of the Molycorp, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund.
The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



COOPERS & LYBRAND L. L. P.
June 26, 1998
Los Angeles, California

                 MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          DECEMBER 31, 1997 AND 1996






                                                                             PARTICIPANT DIRECTED
                                                              -----------------------------------------------
                                                                                        1997
                                                              ---------------------------------------------------------
                                                                                    UNOCAL
                                                                 FIDELITY           COMMON          GIC
                                                                   FUND             STOCK           FUND        TOTAL
                                                              -------------      ------------    ---------    ---------
ASSETS
  Investments at fair value (Note 2)
    Shares of registered investment companies
      Fidelity Puritan Mutual Fund                              $   3,362         $       --    $      --    $    3,362
    Unocal Common Stock                                                --             47,003           --        47,003
                                                                ---------         ----------    ---------    ----------
                                                                    3,362             47,003           --        50,365

 Investments at contract value (Note 3)
   Union Bank of California Employee Benefit
    Investment Contract Fund                                           --                 --        6,622         6,622
                                                                ---------         ----------    ---------    ----------
      Total Investments                                             3,362             47,003        6,622        56,987

Cash                                                                   --                  1            1             2
                                                                ---------         ----------    ---------    ----------
NET ASSETS AVAILABLE FOR BENEFITS                               $   3,362         $   47,004    $   6,623    $   56,989
                                                                =========         ==========    =========    ==========


                                                                             PARTICIPANT DIRECTED
                                                              -----------------------------------------------
                                                                                        1996
                                                              ---------------------------------------------------------
                                                                                    UNOCAL
                                                                 FIDELITY           COMMON          GIC
                                                                   FUND             STOCK           FUND        TOTAL
                                                              -------------      ------------    ---------    ---------
ASSETS
  Investments at fair value (Note 2)
    Shares of registered investment companies
      Fidelity Puritan Mutual Fund                              $  20,829         $       --    $      --    $   20,829
    Unocal Common Stock                                                --             43,195           --        43,195
                                                                ---------         ----------    ---------    ----------
                                                                   20,829             43,195           --        64,024
  Investments at contract value (Note 3)
    Union Bank of California Employee Benefit
      Investment Contract Fund                                         --                 --        1,336         1,336
                                                                ---------         ----------    ---------    ----------
       Total Investments                                           20,829             43,195        1,336        65,360

Cash                                                                6,587                463            2         7,052
                                                                ---------         ----------    ---------    ----------
NET ASSETS AVAILABLE FOR BENEFITS                               $  27,416         $   43,658    $   1,338    $   72,412
                                                                =========         ==========    =========    ==========


   The accompanying notes are an integral part of these financial statements

                 MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                  FOR YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                  Participant Directed
                                                          -----------------------------------------------
                                                                                     1997
                                                          ----------------------------------------------------------------
                                                                               Unocal
                                                           Fidelity            Common           GIC
                                                             Fund               Stock           Fund               Total
                                                          ----------         -----------      --------          ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Investment income
  Net appreciation/(depreciation) in fair value
   of investments                                         $   1,114          $  (2,341)       $      -          $  (1,227)
  Interest                                                      359                 17             201                577
  Dividends                                                       -                870               -                870
                                                          ---------          ---------        --------          ---------
   Total investment income                                    1,473             (1,454)            201                220

 Participant contributions                                        -              6,538           5,084             11,622
                                                          ---------          ---------        --------          ---------
                                                              1,473              5,084           5,285             11,842
   TOTAL ADDITIONS

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Participants withdrawals and distributions                  25,527              1,738               -             27,265
                                                          ---------          ---------        --------          ---------

   NET (DECREASE) INCREASE                                  (24,054)             3,346           5,285            (15,423)

NET ASSETS AVAILABLE FOR BENEFITS:
 BEGINNING OF YEAR                                           27,416             43,658           1,338             72,412
                                                          =========          =========        ========          =========
 END OF YEAR                                              $   3,362          $  47,004        $  6,623          $  56,989
                                                          =========          =========        ========          =========


                                                                  Participant Directed
                                                          -----------------------------------------------
                                                                                     1996
                                                          ----------------------------------------------------------------
                                                                               Unocal
                                                           Fidelity            Common           GIC
                                                             Fund               Stock           Fund               Total
                                                          ----------         -----------      --------          ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Investment income
  Net appreciation in fair value
   of investments                                         $  13,326          $  80,131        $       -         $  93,457
  Interest                                                      623                471                4             1,098
  Dividends                                                  32,870              5,528            3,204            41,602
                                                          ---------          ---------        ---------         ---------
   Total investment income                                   46,819             86,130            3,208           136,157

Participant contributions                                    45,091             30,761           12,597            88,449
                                                          ---------          ---------        ---------         ---------

   TOTAL ADDITIONS                                           91,910            116,891           15,805           224,606

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Participants withdrawals and distributions                 315,947            252,915           62,924           631,786
                                                          ---------          ---------        ---------         ---------

NET DECREASE PRIOR TO INTERFUND TRANSFERS                  (224,037)          (136,024)         (47,119)         (407,180)

INTERFUND TRANSFERS                                          10,310             (9,568)            (742)                0
                                                          ---------          ---------        ---------         ---------

   NET DECREASE                                            (213,727)          (145,592)         (47,861)         (407,180)

NET ASSETS AVAILABLE FOR BENEFITS:
 BEGINNING OF YEAR                                         (241,143)           189,250           49,199           479,592
                                                          ---------          ---------        ---------         ---------
 END OF YEAR                                              $  27,416          $  43,658        $   1,338         $  72,412
                                                          =========          =========        =========         =========

  The accompanying notes are an integral part of these financial statements

                 MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

General
-------

    The Molycorp, Inc. 401(k) Retirement Savings Plan (the "Plan") is sponsored by Molycorp, Inc. (the "company"), an indirect wholly owned subsidiary of Unocal Corporation. The Plan provides for voluntary contributions by participants. Each individual participant is allowed to choose how their funds are invested from among three investment options. All funds remain with Union Bank of California (the "Trustee") for the exclusive benefit of Plan participants until distributed after termination of employment. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as a defined contribution plan.

    The Molycorp 401(k) Retirement Savings Plan booklet dated December 1, 1996 replaces the April 1, 1991 booklet and constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933. The December 1, 1996 booklet can be referenced for other information about the Plan.

CONTRIBUTIONS
-------------

    Voluntary participant contributions to the Plan are made on a pre-tax basis and cannot exceed 15 percent of a participant's base pay. The pre-tax contributions are also known as 401(k) contributions. Contributions cannot exceed the amount prescribed by law and cannot be calculated on a base pay in excess of the amount allowed by law.

PARTICIPATION
-------------

    Collective bargaining unit employees at the Questa or York facilities are eligible to participate in the Plan as of January 1, 1991 if at least six months of service was completed prior to January 1, 1991. Otherwise, participants are eligible to participate in the Plan beginning the first of the calendar quarter that next follows the date the participant completed six months of service.

    As a result of labor contract negotiations, employees at the Mountain Pass facility were no longer eligible to commence participation in the Plan or make contributions to the Plan after June 30, 1996. In October 1996, employees at Mountain Pass were extended a special election period to rollover account balances existing prior to June 30, 1996 into the Unocal Savings Plan. Account balances totaling $614,739 were transferred in December 1996 to the Unocal Savings Plan and are included in participants withdrawals and distributions in the statement of changes in net assets available for benefits for the year ended December 31, 1996.

PARTICIPANT ACCOUNTS
--------------------

    Each participant's account is credited with the participant's contributions and the respective investment earnings of the individual funds as governed by the participant's investment selection.

VESTING
-------

    Participants are always 100 percent vested in participant contributions and the investment earnings on those contributions.

PAYMENT OF BENEFITS
-------------------

    On termination of employment or at such time that participants become eligible to receive benefits, participants may elect to receive their account balance or defer their distribution until a later date, but no later than 60 days after the end of the plan year in which the latest of the following occurs: the participant attains age 65, or two years after the participant's employment terminates. If a participant continues to

                 MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (continued)

work after age 70-1/2, distribution of a portion of the participant's account balance is required by April 1 of the calendar year following the calendar year in which the participant attains age 70-1/2.

INVESTMENT PROGRAM
------------------

    All contributions are held in trust and invested by the Trustee in accordance with the option or options elected by the participant. A participant's account may be invested in one or any combination of the following funds administered by the Trustee:

 .   Fidelity Puritan Mutual Fund - Funds are invested in shares of a mutual fund maintained by a registered investment company that invests in common and preferred stocks, as well as bonds, of various U.S. corporations.

 .   Unocal Corporation Common Stock Fund ("Unocal Common Stock") - Funds are
    invested in common stock of Unocal Corporation, the company's ultimate parent.

 .   Employee Benefit Guaranteed Investment Contract Fund ("GIC") - Funds are
    invested in a bank commingled trust fund which holds fixed-rate investment contracts with various insurance companies.

Federal Income Tax Status
-------------------------

    The company obtained a ruling dated December 26, 1996, from the Los Angeles District Director of the Internal Revenue Service that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and that the Trustee established thereunder is entitled to exemption under the provisions of such Code; therefore, the Plan is not required to pay any federal income taxes. Earnings on Plan accounts will not be taxable to participants prior to withdrawal from the Plan.

Withdrawals from the Plan are generally subject to federal income tax. Also, in-service withdrawals and withdrawals following termination of employment prior to retirement may be subject to a 10 percent federal income tax penalty.

Plan Termination
----------------

    The company expects to continue the Plan indefinitely, but, as future conditions cannot be foreseen, the company may at any time or from time to time amend or terminate the Plan in whole or in part, subject to the requirements of ERISA and other applicable laws. An amendment may affect present, as well as future participants, but may not diminish the account of any participant existing on the effective date of such amendment. The company has no present intent to terminate the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
-------------------

    The accompanying financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles. In addition, the following accounting policies are applied:

   a. Purchases and sales of securities are recorded on a trade-date basis.

   b. Dividends are recorded on an ex-dividend basis.

   c. Interest income is recorded on the accrual basis.

   d.  Benefits are recorded when paid.

                 MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (continued)

    The Plan presents in the statement of changes in net assets available for benefits with fund information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

    Substantially all of the administrative and other costs of the Plan are paid by the company.

VALUATION OF INVESTMENTS
------------------------

   The Plan's investments are stated at fair value except for its investment contract fund which is valued at contract value (Note 3). Shares of registered investment companies are valued at quoted market prices from national exchanges which represent the net asset value of shares held by the Plan at year-end. The Unocal common stock is valued at the closing price as reported for the New York Stock Exchange Composite Transactions at December 31, 1997 and 1996.

Use of Estimates in Preparation of the Financial Statements
-----------------------------------------------------------

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS AT CONTRACT VALUE

    Funds invested in the GIC fund, which holds fixed-rate investment contracts with various insurance companies, are valued at contract value. The Plan's ownership interest in this bank commingled trust fund is based upon units of equal value referred to as units of participation. Each unit of participation represents a proportionate undivided beneficial interest in the total value of all investment contracts which are held by the bank commingled trust fund. The number of units of participation allocated to the Plan are determined by the Trustee on a monthly basis. The crediting interest rate for all outstanding fixed-rate investment contracts was .4881 percent and .5100 percent as of December 31, 1997 and 1996, respectively, and the average yield rate for such contracts was 6.08 percent and 6.49 percent for the years then ended, respectively.

NOTE 4 - CONCENTRATION OF CREDIT RISK

   The GIC fund consists of a series of fixed-rate investment contracts with various insurance companies. Although this fund contains a diversified portfolio of investment contracts, the ultimate performance of the contract is dependent upon the ability of the underlying companies to honor them.

NOTE 5 - PARTIES-IN-INTEREST

  The Plan's investment in the Employee Benefit Investment Contracts Fund is managed by Union Bank of California. Union Bank of California is the Trustee as defined by the Plan and, therefore, these transactions qualify for an exemption from the party-in-interest rules.

                 MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 6 -RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                  December 31, 1997
                                                                            ---------------------------
Net assets available for benefits per the financial statements                                  $56,989
Participant contributions receivable                                                              1,220
                                                                            ---------------------------
Net assets available for benefits per the Form 5500                                              58,209

   The following is a reconciliation of participant contributions per the financial statements to the Form 5500:

                                                                                  For the Year Ended
                                                                                  December 31, 1997
                                                                            ---------------------------
Participant contributions per the financial statements                                          $11,622
Participant contributions receivable                                                              1,220
                                                                            ---------------------------
Participant contributions per the Form 5500                                                     $12,842

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of the company to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                     MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                     ---------------------------------------------
                                     (Name of Plan)




Date:  June 26, 1998
                                    By: /s/ JOE D. CECIL
                                       -----------------
                                      Joe D. Cecil
                                      Vice President and Comptroller

                 MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1997


(a)       (b)                               (c)                                                         (d)            (e)
          Identity of Issue, Borrower,      Description of Investment Including Maturity Date,                         Current
          Lessor or Similar Party           Rate of Interest, Collateral, Par or Maturity Value         Cost           Value
----------------------------------------------------------------------------------------------------------------------------------
          Fidelity Investments              Fidelity Puritan Mutual Fund                                 $ 2,910        $ 3,362
                                            (173.449 shares)

          Unocal Corporation                Unocal Corporation Common Stock                               36,569         47,003
                                            (1,211.000 shares)

    *     Union Bank of California          Short-Term Money Market Fund                                       2              2

    *     Union Bank of California          Employee Benefit Investment Contract Fund                      6,623          6,622
                                            (6622.66 shares)
                                                                                                         -------        -------
                                                                                                         $46,104        $56,989
                                                                                                         =======        =======

* Trustee for the Plan and, therefore, a party-in-interest for which an statutory exemption exists

                 Molycorp, Inc. 401(k) Retirement Savings Plan
             Item 27(d) - Schedule of Reportable Transactions (1)
                       For Year Ended December 31, 1997

(a)                               (b)                                          (c)            (d)       (e)       (f)
                                  Description of Assets                                                           Expense
                                  (including Interest Rate And Maturity        Purchase       Selling   Lease     Incurred With
Identity of Party Involved        in case of loan)                             Price          Price     Rental    Transaction
------------------------------------------------------------------------------------------------------------------------------------
Union Bank of California          Employee Benefit Investment Contract Fund    (2)
                                    Purchased 5,279 shares (21 transactions)      $ 5,280

Fidelity Investments              Puritan Fund
                                    Sold 1,059,220 shares (2 transactions)                     18,884

Unocal Corporation                Unocal Corporation Common Stock
                                    Purchased 202 shares (11 transactions)          8,210

Union Bank of California          Employee Benefit Investment Contract Fund    (2)
                                    Purchased 29,831 shares (32 transactions)      29,831
                                    Sold 36,882 shares (21 transactions)                       36,882

(a)                               (b)                                          (g)            (h)                 (i)
                                  Description of Assets                                       Current Value
                                  (Including Interest Rate And Maturity                       of Asset on         Net Gain
Identity of Party Involved        in case of loan)                             Cost of Asset  Transaction Date    or (Loss)
---------------------------------------------------------------------------------------------------------------------------
Union Bank of California          Employee Benefit Investment Contract Fund
                                    Purchased 5,279 shares (21 transactions)    $ 5,280        $ 5,280

Fidelity Investments              Puritan Fund
                                    Sold 1,059,220 shares (2 transactions)       17,530         18,884             1,354

Unocal Corporation                Unocal Corporation Common Stock
                                    Purchased 202 shares (11 transactions)        8,210          8,210

Union Bank of California          Employee Benefit Investment Contract Fund
                                    Purchased 29,831 shares (32 transactions)    29,831         29,831
                                    Sold 36,882 shares (21 transactions)         36,882         36,882

(1) Under ERISA, a reportable transaction is a transaction or series of transactions during the Plan year that involves more than 5 percent of the fair value of the Plan assets at the beginning of the plan year.

(2) Trustee for the Plan and, therefore, a party-in-interest for which an statutory exemption exists.

                              UNOCAL CORPORATION


                                 EXHIBIT INDEX




      Exhibit                                 Description
--------------------------------------------------------------------------------
        23                         Consent of Coopers & Lybrand L.L.P.